ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-283969 Dated August 21, 2025
Contingent Income Auto-Callable Securities with Daily Coupon Observation and 6-Month Initial Non-Call Period due September 2, 2027
Based on the Worst Performing of the Common Stock of Chevron Corporation and the Common Stock of Exxon Mobil Corporation
Principal at Risk Securities
This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with Daily Coupon Observation and 6-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying stock and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior debt securities issued by The Toronto-Dominion Bank (“TD”), and all payments on the securities are subject to the credit risk of TD. As used in this document, “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.

SUMMARY TERMS
Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities, Series H
Underlying stocks:	Common Stock of Chevron Corporation (Bloomberg Ticker: “CVX UN”) Common Stock of Exxon Mobil Corporation (Bloomberg Ticker: “XOM UN”)
Stated principal amount:	$1,000.00 per security
Minimum Investment:	$1,000.00 (1 security)
Pricing date:	August 28, 2025
Original issue date:	September 3, 2025 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	August 30, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	September 2, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:
If the closing prices of all of the underlying stocks on any observation period end-date other than the first observation period end-date and the final observation period end-date are greater than or equal to their respective call threshold prices, the securities will be automatically redeemed for an amount per security equal to the early redemption payment on the first contingent coupon payment date immediately following the related observation period end-date. No further payments will be made on the securities once they have been redeemed. The securities will not be redeemed early on any contingent coupon payment date if the closing price of any underlying stock is below its call threshold price on the related observation period end-date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon with respect to the applicable quarterly observation period.
Contingent quarterly coupon:	■
If the closing prices of all of the underlying stocks on each trading day during the applicable quarterly observation period are greater than or equal to their respective coupon threshold prices, we will pay a contingent quarterly coupon of $25.00 (equivalent to 10.00% per annum of the stated principal amount) per security on the related contingent coupon payment date.

■
If the closing price of any underlying stock on any trading day during the applicable quarterly observation period is less than its coupon threshold price, we will not pay a contingent quarterly coupon with respect to that quarterly observation period.

It is possible that any underlying stock will remain below its downside threshold price on at least one trading day during most or all of the quarterly observation periods so that you will receive few or no contingent quarterly coupons

Observation period end- dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Quarterly observation period:
The first quarterly observation period will consist of each trading day from but excluding the pricing date to and including the first observation period end-date. Each subsequent quarterly observation period will consist of each trading day from but excluding an observation period end-date to and including the next following observation period end-date.

Contingent coupon payment dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement.

Payment at maturity:	■
If the final share prices of all of the underlying stocks are greater than or equal to their respective downside threshold prices:
(i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise payable with respect to the final quarterly observation period

■
If the final share price of any underlying stock is less than its downside threshold price:
(i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying stock
If the final share price of any underlying stock is less than its downside threshold price, the payment at maturity will be less than 70.00% of the stated principal amount and could be as low as zero.

Underlying return:	(final share price – initial share price) / initial share price
Worst performing underlying stock:	The underlying stock with the lowest underlying return
Call threshold price*:	With respect to each underlying stock, 100.00% of its initial share price. The actual call threshold prices will be determined on the pricing date.
Coupon threshold price*:	With respect to each underlying stock, 70.00% of its initial share price. The actual coupon threshold prices will be determined on the pricing date.
Downside threshold price*:	With respect to each underlying stock, 70.00% of its initial share price. The actual downside threshold prices will be determined on the pricing date.
Initial share price*:	With respect to each underlying stock, the closing price of such underlying stock on the pricing date.
Final share price*:	With respect to each underlying stock, the closing price on the final observation period end-date.
CUSIP / ISIN:	89115HRZ2 / US89115HRZ28
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$19.50 per stated principal amount
Estimated value on the pricing date:	Expected to be between $925.00 and $960.00 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/947263/000114036125032211/ef20054330_424b2.htm
*	Each as determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold price of 70.00% of the hypothetical initial share price of the worst performing underlying stock and are purely hypothetical (the actual terms of your securities will be determined on the pricing date and will be specified in the final pricing supplement).
Hypothetical Payment at Maturity if No Early Redemption Occurs
Change in Worst Performing Underlying Stock	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and prospectus for the securities under “Additional Information About TD and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by an underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, product supplement and underlier supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234. Our Central Index Key, or CIK, on the SEC website is 0000947263.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
▪	Risk of significant loss at maturity
▪	Contingent repayment of stated principal amount only at maturity.
▪	You may not receive any contingent quarterly coupons.
▪
Greater expected volatility with respect to, and lower expected correlation of, the underlying stocks generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the final share price of any of the underlying stocks could be less than its downside threshold price.

▪	The securities are subject to reinvestment risk in the event of an early redemption.
▪	The contingent quarterly coupon, if any, is based solely on the closing price of each underlying stock on each trading day during the related quarterly observation period.
▪
Your potential return on the securities is limited, you will not participate in any appreciation of the underlying stocks and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

▪	You are exposed to the market risk of each of the underlying stocks.
▪
Because the securities are linked to the performance of more than one underlying stock, there is an increased probability that you will not receive a contingent quarterly coupon with respect to a quarterly observation period and that you will lose a significant portion or all of your investment in the securities.

Risks Relating to Characteristics of the Underlying Stocks
▪	The price of each underlying stock will be affected by various factors that interact in complex and unpredictable ways.
▪	There can be no assurance that the investment view implicit in the securities will be successful.
▪	There is no affiliation between TD and the underlying stock issuers.
▪	The notes are subject to sector concentration risk.
Risks Relating to Estimated Value and Liquidity
▪	The estimated value of your securities is expected to be less than the public offering price of your securities.
▪	The estimated value of your securities is based on our internal funding rate.
▪	The estimated value of the securities is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
▪
The estimated value of your securities is not a prediction of the prices at which you may sell your securities in the secondary market, if any, and such secondary market prices, if any, will likely be less than the public offering price of your securities and may be less than the estimated value of your securities.

▪	The temporary price at which the agent may initially buy the securities in the secondary market may not be indicative of future prices of your securities.
▪	The underwriting discount, offering expenses and certain hedging costs are likely to adversely affect secondary market prices.
▪	There may not be an active trading market for the securities — sales in the secondary market may result in significant losses.
▪	If the price of an underlying stock changes, the market value of your securities may not change in the same manner.
Risks Relating to General Credit Characteristics
▪	Investors are subject to TD’s credit risk, and TD’s credit ratings and credit spreads may adversely affect the market value of the securities.
Risks Relating to Hedging Activities and Conflicts of Interest
▪	There are potential conflicts of interest between you and the calculation agent.
▪	The observation period end-dates and related payment dates are subject to market disruption events and postponements.
▪	The calculation agent can make antidilution and other adjustments that may adversely affect the market value of, and any amounts payable on, the securities.
▪	Trading and business activities by TD or its affiliates may adversely affect the market value of, and any amounts payable on, the securities.
Risks Relating to Canadian and U.S. Federal Income Taxation
▪	Significant aspects of the tax treatment of the securities are uncertain.
Underlying Stocks
For information about the underlying stocks, including historical performance information, see “Information About the Underlying Stocks” in the preliminary pricing supplement.

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